Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2015

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. (“Cipher” or “the Company") for the period ended March 31, 2015. This document should be read in conjunction with the unaudited condensed interim financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2014, is available on SEDAR at www.sedar.com.

The discussion and analysis within this MD&A are as of May 12, 2015.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada and U.S. securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of a significant shareholder.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form and under “Business Risks” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2014, and elsewhere in our filings with Canadian securities regulators. Except as required by Canadian or U.S. securities laws, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

Overview

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products that is on pace to achieve its goal of becoming the most customer-centric dermatology company in North America. Cipher acquires best-in-class products and/or potentially transformative compounds that fulfill high unmet medical needs. Cipher's experienced management team has a proven track record of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners.

Management's Discussion & Analysis │ 1

Cipher has completed six transactions in 2015, including the acquisition of Innocutis Holdings, LLC (“Innocutis”) and its seven branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its product pipeline. Its products include a novel version of the acne medication isotretinoin, which is marketed as Absorica® in the U.S. and Epuris® in Canada. Cipher is well capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution.

Growth Strategy

With a mandate to leverage Cipher’s existing core capabilities, infrastructure and existing product portfolio (led by Absorica), in fiscal 2014 the Company implemented a three-pronged growth strategy, enabling its transformation from a royalty revenue company into a pure play dermatology company. The three components of the growth strategy include:

•	Building a larger dermatology franchise in Canada through a combination of in-licensing and acquisitions that would be accretive within two years;

•	Acquire and develop potentially transformative technology that can be commercialized efficiently in North America; and
•	Establishing a commercial infrastructure in the U.S. through M&A, again with the expectation that any acquisitions would be accretive within two years.

In the second half of 2014, Cipher began executing and delivering on its growth strategy, making strides towards achieving its vision of becoming the most customer centric dermatology company in North America. To support this strategy, the Company listed its shares on NASDAQ (CPHR) in late November 2014.

Cipher has completed six transactions in 2015, acquiring a further 13 dermatology products, the majority of which are either commercial stage or late stage, to bolster its product portfolio. These acquisitions support both Cipher’s strategic priorities of building a larger Canadian dermatology franchise and investing prudently in potentially transformative compounds.

In January 2015, the Company announced the acquisition of seven pre-clinical compounds for the treatment of melanoma and other cancers from Melanovus Oncology, Inc. ("Melanovus"), including the related intellectual property from The Penn State Research Foundation. Shortly after this, we announced that Cipher had acquired the commercial rights for the novel antibacterial compound Ozenoxacin for the treatment of impetigo. In addition, in March of this year, Cipher licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma for moderate to severe plaque psoriasis and rheumatoid arthritis.

Cipher continued to strengthen its product pipeline with the acquisition of the worldwide rights to three products from Astion Pharma, a Denmark-based specialty pharmaceutical company. We believe the three products, namely Dermadexin™, Pruridexin™, and ASF-1096, will strengthen Cipher’s dermatology product pipeline and, if approved, would present a sizable market opportunity. Cipher aims to submit Dermadexin™ and Pruridexin™ for U.S. regulatory approval in the first half of 2015. The Company also plans to file these products for Canadian regulatory approval. Most recently, we acquired the Canadian rights to Vaniqa® and Actikerall® from Almirall S.A, a Spanish pharmaceutical company.  Both products have been approved by Health Canada and Vaniqa is currently on the market in Canada.

In April 2015, we delivered on another key strategic priority of establishing a U.S. commercial sales and marketing infrastructure, through the acquisition of Innocutis, a privately held U.S. dermatology company. In addition to acquiring Innocutis’ seven branded dermatology products, led by Sitavig, a breakthrough spot treatment for cold sores, Cipher plans to leverage the U.S. sales platform to launch its other recently acquired products into the U.S. market.

Looking forward, we plan to continue on this growth trajectory as we focus on investing in the short-term to maximise the potential of our existing products, while at the same time, continuing to identify opportunities to acquire additional late stage dermatology products to further strengthen and deepen our existing product portfolio. We will also continue to leverage our regulatory approvals in the U.S. and Canada to pursue licensing agreements in other markets, where economically viable.

Commercial Products Update

Absorica®/ Epuris® (CIP-ISOTRETINOIN)

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne. CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”). The Company's marketing rights to this product include the Americas and a majority of the Pacific Rim. CIP-ISOTRETINOIN provides more consistent absorption under fed and fasted conditions, as compared to existing isotretinoin products. Due to its high lipophilicity, oral absorption of isotretinoin is enhanced when given with a high-fat meal. CIP-ISOTRETINOIN is bioequivalent to Accutane® (isotretinoin) capsules when both drugs are taken with a high-fat meal. However, when both drugs are taken under fasted conditions, CIP-ISOTRETINOIN provides 83% greater absorption than Accutane (isotretinoin) capsules.

2 │ Cipher Pharmaceuticals Inc. 2015 First Quarter Report

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) in Q4 2012 under the trade name Absorica. The product has performed well since launch, achieving 19% market share by March 2015, based on total isotretinoin prescriptions (source: IMS). In Q3 2014, Ranbaxy launched two new strengths of Absorica (25 mg and 35 mg) to provide further flexibility to physicians in the weight-based dosing of isotretinoin.

According to IMS, the U.S. isotretinoin market was US$630 million in 2014, an increase of 9% over the prior year, with prescriptions growing by 4% on a year-over-year basis. Prescriptions for Absorica in Q1 2015 were up by 5.6% compared to Q1 2014 (source: IMS).

In September 2013, Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories, Inc. (now Actavis) of an Abbreviated New Drug Application to the U.S. Food and Drug Administration (“FDA”) for a generic version of Absorica. Ranbaxy and Cipher intend to vigorously defend Absorica's intellectual property rights and pursue all available legal and regulatory pathways in defense of the product. The costs of the proceeding are being borne by Ranbaxy. The Markman (pre-trial) hearing was held on April 2, 2015 and the judge’s opinion was released on April 20, 2015. Of the five terms under review in the proceedings, all five were construed by the court consistent with the positions of Cipher and the other plaintiffs. A copy of the opinion has been posted on the Company’s web site.

Cipher has been advised by Ranbaxy that the Paragraph IV filing has no impact on the current sales and marketing plans for the product and that Ranbaxy plans to continue to invest significantly in Absorica.

Absorica is currently protected by three issued patents which are listed in the FDA's Approved Drug Products List (Orange Book) which expire in September 2021. Cipher was issued a product patent (Patent Number 7,435,427) from the U.S. Patent and Trademark Office in 2008. A second patent (Patent Number 8,367,102) was issued in 2013 and a third patent (Patent Number 8,952,064) was issued in February 2015. The three patents are formulation-related patents describing the product ingredients. There are three additional new product patent applications pending with the U.S. Patent and Trademark Office.

CIP-ISOTRETINOIN was also approved by Health Canada in Q4 2012 under the trade name Epuris and Cipher launched the product in Canada in June 2013 with its own sales force. According to IMS, the Canadian market for isotretinoin in 2014 was $16.4 million, an increase of 7% over 2013. Prescriptions for Q1 2015 increased by 9.4% compared to Q1 2014.

Epuris achieved market penetration of 15.5% as of December 2014 (source: IMS) and market share continues to grow in 2015 with 17.6% market share in March 2015. In Q1 2015, prescriptions grew by 162% over prior year and feedback from the Canadian dermatology community continues to be encouraging.

Lipofen® (CIP-FENOFIBRATE)

Lipofen is a novel formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder. Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood). Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as "good cholesterol''. Fibrates have proven to be superior in lowering triglycerides and raising HDL levels. Lipofen was the first product from the Company’s pipeline to receive U.S. Food and Drug Administration (“FDA”) approval. Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”). The agreement with Kowa, which was executed in 2007, is for a period of ten years and they have the right to extend the term for two additional two-year periods.

According to IMS, the hyperlipidemia market in the U.S. exceeds US$12.6 billion and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market. The market for existing fenofibrate formulations in the U.S. exceeded US$1.26 billion during 2014, down from US$1.68 billion the previous year.

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which has grown to approximately 250 representatives. In Q2 2014, Cipher and Kowa agreed to preemptively launch an authorized generic version of Lipofen in advance of the expiration of the product patent in January 2015. Sales of Lipofen and the authorized generic in Q1 2015 were 28% higher than Q1 2014 (Lipofen only in Q1 2014).

ConZip® / Durela® (CIP-TRAMADOL ER)

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar. The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

Management's Discussion & Analysis │ 3

The product received FDA approval in 2010. In Q2 2011, Cipher entered into a distribution and supply agreement with Vertical Pharmaceuticals Inc. (“Vertical”), a U.S.-based specialty pharmaceutical company and the product was launched in the U.S. in September 2011 by under the trade name ConZip. Cipher receives a royalty on net sales in the mid-teens and is eligible to receive future sales milestone payments, contingent upon the achievement of certain future net sales targets. ConZip was launched with a dedicated sales force of 60 representatives which reached 75 representatives and in 2013, Avista Capital Partners, a U.S.-based private equity firm, acquired a controlling equity interest in Vertical. According to IMS, the U.S. market in 2014 for extended release formulations of tramadol exceeded US$76 million which represents 1.8% of the total tramadol immediate-release and extended-release prescription market.

In Q3 2011, Cipher received Health Canada approval for CIP-TRAMADOL ER and completed a Canadian distribution and supply agreement with Medical Futures Inc. (“Medical Futures”). The product was launched in Canada in March 2012 under the trade name Durela. Cipher receives a double-digit royalty on net sales and is eligible to receive future milestone payments contingent upon the achievement of cumulative net sales targets. Medical Futures launched the product in March 2012 with a dedicated sales force of 22 representatives and achieved a market share of 4.9% by the end of 2014. Sales of Durela in Q1 2015 were 34% higher than Q1 2014. According to IMS, the Canadian market for extended-release tramadol was approximately $27 million in 2014, an increase of 1% over 2013. Patents have been issued both in the U.S. and Canada for the product.

New Products

Beteflam Patch

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Beteflam Patch (previously named the Betesil Patch), a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis, from Institut Biochemique SA (“IBSA”). Based on feedback from Canadian dermatologists, the Beteflam Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows. The efficacy and safety of the product has been established in two successful European phase III trials and one successful phase IV trial conducted by IBSA and it is currently marketed in several European countries. In Q4 2014, Cipher submitted the Beteflam regulatory package, which successfully passed screening in Q1 2015, and is under review by Health Canada.

Nanolipolee-007

In December 2014, Cipher acquired the assets of Melanovus, a Pennsylvania-based life sciences company. The assets include seven pre-clinical compounds for the treatment of melanoma and other cancers. The lead product candidate, Nanolipolee-007, is a liposomal formulation of a plant-derived compound that is a first-in-class cholesterol-transport inhibitor which has demonstrated anti-proliferative activity against certain melanoma cell lines (including B-raf resistant strains) in-vitro as well as in early in-vivo studies.  Cipher will pursue pre-clinical studies leading to Investigational New Drug status with the FDA, Health Canada and other health authorities.  The plan for the development of the remaining compounds in the portfolio has not yet been established.

Ozenoxacin

In Q1 2015, Cipher in-licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, from Ferrer International SA (“Ferrer”), a privately-held Spanish pharmaceutical company. Ferrer commenced a second phase III trial of Ozenoxacin in June 2014. The multicenter, randomized, double-blinded, clinical study comparing Ozenoxacin 1% cream versus placebo will be conducted in approximately 412 patients aged two months and older with a clinical diagnosis of non-bullous or bullous impetigo. Ferrer anticipates that the second phase III trial will be completed by the end of Q2 2015.

Dermadexin™, Pruridexin™ and ASF-1096

In February 2015, Cipher further strengthened its product pipeline by acquiring the worldwide rights to three products from Astion Pharma ("Astion"), a Denmark-based specialty pharmaceutical company. The three products are focused on inflammatory dermatological diseases: Dermadexin™, Pruridexin™, and ASF-1096. Dermadexin and Pruridexin target common, chronic conditions that are insufficiently addressed today. Cipher aims to submit both for U.S. regulatory approval in the first half of 2015, followed by a submission for Canadian regulatory approval. Cipher will also pursue an orphan drug indication in the U.S. for ASF-1096, a product candidate that has promise as a treatment for a highly disfiguring rare disease with no current cure.

4 │ Cipher Pharmaceuticals Inc. 2015 First Quarter Report

CF-101

In March 2015, Cipher in-licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma ("Can-Fite") (NYSE MKT: CANF) (TASE: CFBI) for moderate to severe plaque psoriasis and rheumatoid arthritis.

CF101 recently completed a Phase II/III double-blind, placebo-controlled study, which was designed to test the efficacy of CF101 in patients with moderate to severe plaque psoriasis. Top-line results from the trial were published by Can-Fite at the end of March 2015. Interim results from this Phase II/III trial and final results from the prior Phase II trial in psoriasis were both positive showing that CF101 effectively improved disease symptoms. In addition, at the end of 2013, CF101 completed a Phase IIb study for active rheumatoid arthritis, and Can-Fite has completed the study design for a Phase III program. The timeline to regulatory submissions to Health Canada will be determined by the completion of the remaining clinical trial program.

Out-Licensing Activities

Cipher continues to pursue marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America. In Q2 2014, Cipher entered into a distribution and supply agreement with Laboratorios Andrómaco S.A. ("Andrómaco") under which Cipher granted Andrómaco the exclusive right to market, sell and distribute Cipher's isotretinoin capsules in Chile. With over 70 years of experience, Andrómaco is a leader in the production and marketing of pharmaceutical products in Chile and certain other Latin American countries. Once regulatory approval is granted, it is expected that Cipher's product will be marketed under the brand name Lisacne-CIP, replacing Andrómaco's current isotretinoin product, Lisacne. Andrómaco is majority owned by Grünenthal GmbH, Germany. Under the terms of the agreement, Cipher will supply finished product to Andrómaco and product manufacturing will be fulfilled by Cipher's partner, Galephar.

In Q3 2014, Cipher entered into a definitive distribution and supply agreement with Ranbaxy Laboratories Limited (“Ranbaxy India”) under which Cipher has granted them the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. Ranbaxy India plans to promote the product through a brand dermatology division in Brazil. Cipher’s isotretinoin formulation is expected to be the flagship product in Ranbaxy India’s dermatology franchise in Brazil, once it achieves regulatory approval. Brazil is the largest isotretinoin market in Latin America, with annual sales exceeding $50 million, and the market has been growing steadily. Under the terms of the agreement, Cipher has received an up-front payment and is eligible for additional pre-commercial milestone payments. Cipher will supply the finished product and product manufacturing will be done by Cipher's partner, Galephar. Ranbaxy India will be responsible for all regulatory-related activities associated with gaining and maintaining regulatory approval of the product in Brazil.

In-Licensing Activities

The Company continues to pursue the acquisition or in-licensing of new late-stage to commercial-stage dermatology product candidates.

M&A Activity

Subsequent to Q1 2015, Cipher announced its U.S. commercial entry through the acquisition of Innocutis, a privately-held dermatology company. For the 12 months ended December 31, 2014, Innocutis recorded approximately US$10.1 million in net product revenue. Cipher expects the acquisition to be accretive to earnings per share within two years, consistent with management's stated objective. Consideration for the acquisition was US$45.5 million in cash, paid on closing. The agreement also includes additional Innocutis management incentive payments of up to US$3.0 million in cash over a three-year period based on the achievement of certain financial performance targets.

In conjunction with the Innocutis acquisition, Cipher closed on a private offering of US$100 million in aggregate principal amount of Senior Secured Notes due 2020 (the "Notes"), provided by investment funds managed by Athyrium Capital Management (together, "Athyrium"). The Company received an initial drawdown of US$40 million, which was used to fund the majority of the purchase price for Innocutis. The remaining balance of the Notes will be made available, subject to certain conditions, to finance future acquisitions. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature in five years, unless earlier repurchased. The Notes are interest-only and are secured by assets of the Company and its subsidiaries, subject to certain exceptions. In connection with the offering, Cipher has issued Athyrium 600,000 common share purchase warrants. The warrants are exercisable at US$9.22 (equal to the five-day volume-weighted average price on the Toronto Stock Exchange prior to closing converted to US dollars) and expire seven years following issuance. The estimated fair value of the warrants at April 13, 2015 was $5.5 million.

Management's Discussion & Analysis │ 5

Review of Operating Results

Revenue (in thousands of dollars)

For the three month periods ended March 31,

	2015	2014	$ change in 2015	% change in 2015
Licensing revenue	8,371	7,539	832	11
Product revenue	813	340	473	139
Total revenue	9,184	7,879	1,305	17

Total revenue in Q1 2015 was $9.2 million compared to $7.9 million in Q1 2014, an increase of 17%. Licensing revenue growth came from Absorica and Lipofen. Epuris product revenue growth in Canada was 139% compared to Q1 2014, as market share at the end of Q1 2015 reached 17.6%.

Revenue for Absorica was $6.3 million in Q1 2015, compared to $6.0 million in Q1 2014. The 5% growth in revenue was driven by steady market penetration during the quarter as well as continued growth in the overall U.S. isotretinoin market.

Revenue for Lipofen was $1.6 million in Q1 2015, an increase of $0.5 million or 40% compared to Q1 2014. An authorized generic version of the product was launched by Cipher’s U.S. marketing partner in Q2 2014, and the product continues to perform well.

Revenue from the Company’s extended-release tramadol product (ConZip in the U.S. and Durela in Canada) was $0.5 million in Q1 2015, compared to $0.4 million in Q1 2014.

Epuris was launched in June 2013 and is the first product marketed by Cipher’s Canadian sales and marketing organization. Product revenue for Epuris was $0.8 million in Q1 2015, a 139% increase over Q1 2014. Cost of product sold was $233 thousand for the quarter and the product realized a gross margin of 71.3% for the period, compared to 70.6% in Q1 2014.

Research and DevelopmeNt Expense (in thousands of dollars)

For the three month periods ended March 31,

	2015	2014	$ change in 2015	% change in 2015
Research and development	446	358	88	25

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities. R&D expense in Q1 2015 was $0.4 million, compared to $0.4 million in Q1 2014.

Selling and MARKETING Expense (in thousands of dollars)

For the three month periods ended March 31,

	2015	2014	$ change in 2015	% change in 2015
Selling and marketing	582	513	69	13

Selling and marketing expense in Q1 2015 was $0.6 million, compared to $0.5 million in the first quarter of 2014. The increase in 2015 reflects additional sales and marketing efforts towards Epuris promotion in Canada.

6 │ Cipher Pharmaceuticals Inc. 2015 First Quarter Report

General and Administrative Expense (“G&A”) (in thousands of dollars)

For the three month periods ended March 31,

	2015	2014	$ change in 2015	% change in 2015
General and administrative	3,486	1,795	1,691	94

G&A expense in Q1 2015 was $3.5 million, compared to $1.8 million in the first quarter of 2014. The increase in G&A reflects additional resources for business development activities as well as increased stock option expense due to the increase in the share price compared to the prior year. In addition, certain expenses were incurred in Q1 2015 related to the acquisitions, primarily the acquisition of Innocutis, which was completed in April 2015. Transaction costs associated with product acquisitions completed in Q1 2015 as well as the Innocutis acquisition totalled $1.1 million.

Amortization of Intangible Assets (in thousands of dollars)

For the three month periods ended March 31,

	2015	2014	$ change in 2015	% change in 2015
Amortization of intangible assets	168	190	(22)	(12)

The Company began amortizing the intangible rights for CIP-TRAMADOL ER in Q3 2011, and for CIP-ISOTRETINOIN amortization began in Q1 2009. Amortization has also been recorded on certain product acquisitions completed in Q1 2015 The decrease in amortization expense in Q1 2015 is a result of extending the estimated period of useful life for the tramadol product by one additional year.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Interest Income (in thousands of dollars)

For the three month periods ended March 31,

	2015	2014	$ change in 2015	% change in 2015
Interest income	168	103	65	63

Interest is earned on the Company’s cash and cash equivalents balance. The increase in interest income in Q1 2015 compared to Q1 2014 was a result of significantly higher cash balances during the period and a slight improvement in interest rates available.

ADJUSTED EBITDA (in thousands of dollars)

For the three month periods ended March 31,

	2015	2014	$ change in 2015	% change in 2015
ADJUSTED EBITDA	5,099	5,424	(325)	(6)

EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.

The Company considers Adjusted EBITDA as a key metric in assessing business performance and considers Adjusted EBITDA to be an important measure of operating performance and cash flow, providing useful information to investors.

Management's Discussion & Analysis │ 7

The following is a summary of how EBITDA and Adjusted EBITDA are calculated (in thousands of dollars):

	Q1 2015	Q1 2014
Net income	3,107	3,866
Add back
Depreciation	4	4
Amortization	168	190
Deferred tax	1,330	1,160
EBITDA	4,609	5,220
Share-based compensation	490	204
Adjusted EBITDA	5,099	5,424

Adjusted EBITDA in Q1 2015 was $5.1 million, a decrease of $0.3 million compared to Q1 2014, reflecting continued strong performance for the Company’s key products, offset by approximately $1.1 milion of transaction costs and expenses related to product acquisitions during the quarter as well as costs for the Innocutis acquisition. Growth in Adjusted EBITDA, excluding these transaction costs, would have been 14% compared to Q1 2014.

Income Taxes

Management uses estimates when determining deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits. Significant judgment is required regarding future profitability of the Company to be able to recognize deferred taxes. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred taxes. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable profits to allow all or part of the asset to be recovered.

The Company has approximately $4.7 million of unrecognized deferred income tax assets, which have not been recognized in the financial statements. These assets consist of intangible assets and investment tax credits which are available to reduce taxable income in future years.

Earnings per Share

For the three month periods ended March 31,

	2015	2014	$ change in 2015	% change in 2015
Income - in thousands of dollars	3,107	3,866	(759)	(20)
Basic earnings per share	0.12	0.15
Diluted earnings per share	0.12	0.15

Basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated taking into account dilutive instruments, such as options, that are outstanding.

Net income in Q1 2015 was $3.1 million, or $0.12 per basic share, compared to net income of $3.9 million, or $0.15 per basic share in Q1 2014.

The weighted average number of shares outstanding for the three month period ended March 31, 2015 was 25,838,270 (2014 - 24,993,744). The dilutive weighted average number of shares outstanding for the three months ended March 31, 2015 was 26,594,956 (2014 - 26,027,953).

8 │ Cipher Pharmaceuticals Inc. 2015 First Quarter Report

Summary of Quarterly Results

Quarterly Statements of Income (in thousands of dollars, except per share amounts)

For the three month period ended March 31, 2015

Q1 2015
Licensing revenue	8,371
Product revenue	813
Cost of product sold	233
Research and development	446
Selling and marketing	582
General and administrative	3,486
Amortization of intangible assets	168
Interest income	168
Income before income taxes	4,437
Income tax expense	1,330
Income	3,107
Basic earnings per share	0.12
Diluted earnings per share	0.12

For the year ended December 31, 2014

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014 Total
Licensing revenue	7,539	8,237	6,699	7,743	30,218
Product revenue	340	498	512	719	2,069
Cost of product sold	100	149	135	179	563
Research and development	358	306	267	296	1,227
Selling and marketing	513	605	552	615	2,285
General and administrative	1,795	1,672	1,568	2,638	7,673
Amortization of intangible assets	190	189	189	190	758
Interest income	103	121	146	170	540
Income before income taxes	5,026	5,935	4,646	4,714	20,321
Income tax expense (recovery)	1,160	1,430	(4,010)	1,090	(330)
Income	3,866	4,505	8,656	3,624	20,651
Basic earnings per share	0.15	0.18	0.34	0.14	0.82
Diluted earnings per share (1)	0.15	0.17	0.33	0.14	0.79

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year

Management's Discussion & Analysis │ 9

For the year ended December 31, 2013

	Q1	Q2	Q3	Q4	2013 Total
Licensing revenue	3,293	5,459	5,592	12,252	26,596
Product revenue	-	88	44	283	415
Cost of product sold	-	27	12	103	142
Research and development	308	341	388	352	1,389
Selling and marketing	373	742	497	436	2,048
General and administrative	889	1,159	1,163	955	4,166
Amortization of intangible assets	277	277	277	277	1,108
Interest income	55	60	64	74	253
Income before income taxes	1,501	3,061	3,363	10,486	18,411
Recovery of income taxes	-	-	-	6,556	6,556
Income	1,501	3,061	3,363	17,042	24,967
Basic earnings per share	0.06	0.13	0.14	0.69	1.02
Diluted earnings per share	0.06	0.12	0.13	0.66	0.97

Liquidity and Capital Resources

As at March 31, 2015, the Company has cash and cash equivalents of $47.1 million, compared to $52.6 million as at December 31, 2014. The Company’s continued strong performance resulted in $5.1 million in Adjusted EBITDA during the quarter and investing activities related to product acquisitions utilized $8.5 million of cash during the quarter.

The balance of accounts receivable was $16.8 million at March 31, 2015, compared to $14.3 million as at December 31, 2014.

The balance of accounts payable and accrued liabilities was $11.7 million at March 31, 2015 compared to $11.3 million as at December 31, 2014.

Deferred revenue relates to amounts received in advance of recognition as revenue. The balance of $2.4 million at March 31, 2015 relates to the up-front licensing payments and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN and CIP-TRAMADOL ER distribution and supply agreements, net of revenue recognized to date. The deferred revenue balance at December 31, 2014 was $2.7 million and the decrease in Q1 2015 relates to revenue recognized during the quarter.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products.

As at March 31, 2015, there are no capital lease contractual obligations. The only significant operating lease contractual obligations are related to the Company’s office location. The lease for the Company’s current premises expires on May 31, 2015 and the new lease, which commences June 1, 2015, expires at the end of December 2018.

Share Capital

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. At March 31, 2015, the Company had 25,893,110 common shares issued and outstanding. Subsequent to quarter-end, 1,894 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 25,895,004 as of the date of this MD&A.

A total of 238,250 stock options were granted during Q1 2015, with an exercise price of $13.88.

10 │ Cipher Pharmaceuticals Inc. 2015 First Quarter Report

Share-based compensation expense in Q1 2015 was $0.5 million, compared to $0.2 million in Q1 2014, which reflects the impact of the increase in the Company’s share price on share-based compensation expense.

Galephar Pharmaceutical Research Inc.

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various territories. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

Critical Accounting Estimates

A summary of significant accounting policies is included in Note 3 of the Company’s 2014 audited financial statements. Critical accounting estimates require management to make certain judgments and estimates, which may differ from actual results. Accounting estimates are based on historical experience and other factors that management believes to be reasonable under the time frame and circumstances. Changes in management’s accounting estimates can have a material impact on the financial results of the Company. The Company’s critical accounting estimates are included in Note 4 of the Company’s 2014 audited financial statements and are described below.

Revenue Recognition

Management evaluates the multiple elements and units of accounting which are included within certain licensing and distribution agreements. The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations. The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors. It is possible that these factors may cause significant changes in the Company's recognition of revenue in the future.

DEFERRED Income Taxes

Management uses estimates when determining deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits. Significant judgment is required to determine the probable future cash flows in order to recognize the deferred tax asset. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred tax assets. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable income for the asset to be recovered.

Intangible Assets

Management estimates the useful lives of intangible assets based on the period during which the assets are expected to be available for use and also estimates their recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

FUNCTIONAL CURRENCY

Management uses judgment when determining its functional currency. This determination includes an assessment of the indicators as prescribed in IAS 21, The Effects of Changes in Foreign Exchange Rates. However, applying the factors in IAS 21 does not always result in a clear indication of functional currency. Where IAS 21 factors indicate differing functional currencies, management uses judgment in the ultimate determination of the functional currency. Significant judgment is required in this overall assessment of the indicators and determination of the Company's functional currency.

Management's Discussion & Analysis │ 11

Financial Instruments

Credit Risk Exposure

The only financial instruments that potentially subject the Company to credit risk are accounts receivable. The collectability of accounts receivable is reviewed on a regular basis.

Fair Values of Financial Assets and Liabilities

The fair values of accounts receivable, accounts payable and accrued liabilities included in the balance sheets approximate their carrying amounts due to the relatively short period of maturity of the instruments.

FOREIGN EXCHANGE FORWARD CONTRACTS

The Company may enter into foreign exchange forward contracts to minimize transaction exposures and the resulting volatility in earnings. To mitigate exchange-rate risk, the Company may utilize foreign exchange forward contracts. During the first quarter of 2015, the Company entered into a US$4 million foreign exchange forward contract related to certain licensing revenues which were earned during the quarter. The contract matures on May 15, 2015 at an exchange rate of 1.2648 against the U.S. dollar. The foreign exchange forward contract has been marked-to-market as at March 31, 2015 resulting in a nominal foreign exchange loss.

Risk Factors

Reference is made to the description  of risk factors with respect  to the Company and its business in the Company’s Annual Information Form filed on SEDAR at www.sedar.com and in  the corresponding Form 40-F,  and to related information in other filings with Canadian and U.S. securities regulatory authorities.

Disclosure Controls and Procedures

There have been no changes in the Company’s internal control over financial reporting during the most recent interim period ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

12 │ Cipher Pharmaceuticals Inc. 2015 First Quarter Report

Financial Statements │ 13